Press Release

GreenPower Planning for Initial 50 EV Star Cab & Chassis for All-Electric Shuttle Buses with Strategic Partner Who has Secured More Than $2.5 Billion for Electric Mobility Projects

Santa Teresa, New Mexico, October 13, 2026 - GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced it is moving forward with planning for the initial 50 all-electric shuttle buses for joint development with a new strategic partner who has secured more than $2.5 billion for electric mobility projects.

"Body assembly, slated to be entirely done in Mexico, can utilize the planned GreenPower New Mexico facility for the preparation and staging of our EV Star Cab & Chassis, the zero-emission platform that we are using for this build," said Brendan Riley, GreenPower President. "Our relationship with Mexican body builders will allow us to localize vehicles that specifically meet the customers' requirements and expand our bus deployments in Mexico."

Riley, who has years of experience in deploying battery electric buses in Mexico, said that the company has retained Mexico based Victor Pliego to help oversee our cab chassis Mexico importation from the United States and assist with the body builds. "We are excited to work with Victor, who has worked for Dina S.A and other Mexican transportation related companies, in developing this growing relationship with body builders who will upfit our EV Star Cab & Chassis, allowing us to develop new markets for our buses in Mexico," Riley added.

"This new strategic partnership opens a world of market opportunities for GreenPower's products beyond our traditional markets in the United States and Canada," said GreenPower CEO Fraser Atkinson. "This relationship creates a foundation by which GreenPower can export and sell its product line to both established and developing markets."

The all-electric GreenPower proprietary EV Star Cab & Chassis is purpose-built to be an electric vehicle and is designed to accommodate a multitude of upfits or bodies for different use cases. With a carrying capacity of 7,000 pounds and a range of up to 150 miles on a single charge, the GreenPower EV Star Cab & Chassis is the perfect vehicle for any fleet in the the Mexican market. Its clean sheet design approach facilitates optimal battery pack placement and weight distribution, allowing the vehicle to accommodate a larger energy supply, deliver a longer range and set the new standard for zero-emission goods and people transportation.

"GreenPower's all-electric, purpose-built EV Star Cab & Chassis is a proven platform for body builders as it is easy to deploy, easy to charge and easy to operate," concluded Riley.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com.

Forward-Looking Statements

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